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                             August 31, 2023

       Sandip Kapadia
       Chief Financial Officer
       Harmony Biosciences Holdings, Inc.
       630 W. Germantown Pike, Suite 215
       Plymouth Meeting, PA 19462

                                                        Re: Harmony Biosciences
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-39450

       Dear Sandip Kapadia:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations , page 81

   1. We note that you attribute the 43.4% increase in product revenue to "the growth in the average number of
patients on WAKIX and price increases." Please revise future filings to specifically
describe the extent to which these changes are attributable to changes in prices or to changes in
sales volume. Refer to Item 303(b)(2)(iii) of Regulation S-K.
   2. As a related matter, where you describe two or more factors that contributed to a material change in a financial
statement line item between periods, please quantify the extent to which each factor
contributed to the overall change in that line item. Refer to Item
                                                        303(b)(2) of Regulation
S-K and SEC Release No. 33-8350 for guidance.
 Sandip Kapadia
Harmony Biosciences Holdings, Inc.
August 31, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 with any questions.



FirstName LastNameSandip Kapadia                          Sincerely,
Comapany NameHarmony Biosciences Holdings, Inc.
                                                          Division of
Corporation Finance
August 31, 2023 Page 2                                    Office of Life
Sciences
FirstName LastName